INTERSTAR GROUP INC.

INTERIM SHAREHOLDER REPORT

ine-Months Ended 30 September 2003

. Events

Several significant corporate events are noteworthy for the period under review; namely:

- **The closing of the Theralase transaction will become effective on or about 28 November 2003.**
- **Statutory and regulatory approvals have been received for the change of our corporate name to -- "InterStar Group Inc." The stock trading symbol remains unchanged -- "IG.H"**
- **Subject to regulatory approvals, an equity (including debt, if so determined by the TSXV) financing aggregating $500,000 will be announced shortly.**

Theralase (Therapeutic Medical Laser) Transaction

InterStar will close the acquisition transaction with closely-held Theralase, Inc. of Markham, Ontario, on or about the November month-end. Since 1995, Theralase has been a pioneering participant in the design, manufacture and marketing of high-end therapeutic laser devices -- specializing in more advanced pulsed laser technology. Earlier applications which employed continuous wave laser technology are considered less effective for penetrating body mass to depth.

InterStar's interest was prompted by the developed world's widely publicized, rapidly aging demographics. The Company facilitated the U.S. Food and Drug Administration (FDA) filing process which commenced in December 2002. FDA approval, essential for the U.S. marketing program, is now considered prospective with 3 to 6 months. A strong proprietary therapeutic laser design development, U.S. Patent No. 6,413,267, was issued to Theralase in July 2002.

As of November 11, regulatory and Stock Exchange approvals were obtained for InterStar's acquisition, by way of a portfolio transaction, of our 100% equity ownership of Theralase in consideration for the issue, into escrow, of 5,164,454 InterStar common shares. A further 5,164,454 shares are issuable into escrow if Theralase meets profit performance targets for the year following closing -- 2,582,227 additional shares if reported GAAP EBITDA exceeds a positive $85,000 -- or 5,164,454 shares if such EBITDA exceeds a positive $150,000.

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Therapeutic medical lasers supply photon or light energy into the human and animal musculo-skeletal structure and soft tissue mass to bio-stimulate and accelerate the healing process for pain control and for tissue and bone rehabilitation applications. The Theralase device is also designed for the relief of temporary and chronic pain conditions deriving from the full range of human and animal arthritic and rheumatic neurological conditions -- and for wound healing, veterinary care practice and many dental procedures. Wound healing, including accelerated bone regeneration for the more effective treatment of bone fractures and breaks, is a sector of increasing interest to several major pharmaceutical firms.

Prospective Theralase Developments

InterStar plans on early expansion of Theralase operations. An early order of business contemplates the expansion of Theralase's therapeutic laser equipment lines -- to include the following market-oriented products:

- The long established Theralase line comprises the TLC-500 and TLC 1000 models -- which are now produced in an ISO-9002 registered manufacturing facility (see website -- www.theralase.com). These units we now designate as the high-end "Professional" models which Theralase has successfully marketed for several years.
- Specially designed for newly-established independent professional healthcare practitioners -- the "Starter Professional" model -- maintains the therapeutic capabilities of the basic "Professional" units but requires more patient time per treatment. The "price-point" is planned at about 50-65% of the "Professional" model price.
- The widely anticipated "Consumer" model, the schematic design stage now completed, will be priced for the retail mass market. The unit's therapeutic utility will match that of its senior predecessors, but considerably more time-use will be required for the home self-treatments. The unit is designed to ensure foolproof safety and efficacy of operation.
- Now in the prototype development stage, the Theralase proprietary therapeutic laser device (U.S. Patent No. 6,413,267) is capable of providing an advanced method of subsurface monitoring and control of the laser therapy -- designated the proprietary "Bio-feedback System" -- which effectively measures the sub-dermal penetration of the laser beam. The device is employed as a sensing system to determine the precise location of the pain -- the depth of the trauma or damage in the tissue or bone structure. Dramatically, the units can also be employed as a diagnostic tool -- and the device, as a depth measuring tool into the body mass, is also indicated to facilitate surgical laser operations.

Tambao Manganese Project Overview

InterStar's Tambao (Burkina Faso - French West Africa) project is considered to be among the world's largest known, proven, developed, currently non-producing, manganese ore deposits -- hosting 20-million tonnes of high grade, direct shipping ore averaging 51.45% metal content. The economic geology is exceptional -- the proven reserves comprise a massive exposed outcrop, resulting in low mining costs and minimal dilution. The proven reserves will sustain over 50 years of commercial mining at the optimum production rate of 250,000 tonnes per year. World steelmaking remains depressed -- except in China. We continue discussions with an experienced Australian-Chinese mining and marketing firm for access to their new South China manganese alloy plant facility now under construction.

On Behalf of the Board
Per: S. Donald Moore, President
27 November 2003

BALANCE SHEETS AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(Prepared from Books of Account)

UNAUDITED

	Unaudited September 30, 2003	Audited December 31, 2002
ASSETS		
Current		
Cash	$ 66,131	$ 97,069
Accounts receivable	297	- 0 -
	66,428	97,069
Mineral Properties and deferred exploration expenditures	1,000	1,000
	$ 67,428	$ 98,069
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 20,598	$ 10,721
SHAREHOLDERS' EQUITY AND CAPITAL		
Authorized:		
An unlimited number of common shares; without par value		
Issued and Outstanding:		
20,657,817 Common Shares	3,044,801	3,044,801
Contributed Surplus	1,806,760	1,806,760
Deficit Account	(4,804,731)	(4,764,213)
	46,830	87,348
	$ 67,428	$ 98,069

Notes:

(1) **Comparative Figures:**
Certain comparative figures for the prior period may have been reclassified to conform to the current period's presentation.

(2) **Capital Stock:**
As at September 30, 2003 there were 20,657,817 common shares issued and outstanding (September 30, 2002 -- 20,756,817 common shares outstanding)

(continued)

STATEMENT OF LOSS AND DEFICIT
(Prepared from Books of Account)
UNAUDITED

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
REVENUE				
Interest income	$ 494	$ 692	$ 1,629	$ 1,820
EXPENSES				
Administrative	16,572	16,651	41,161	39,883
Interest charges	6	6	19	6
Foreign exchange	- 0 -	18	(83)	5
	16,578	16,675	41,097	39,874
Loss; before the undernoted items	16,084	15,983	39,468	38,074
Written-off exploration expenditures	350	375	1,050	924
Net Loss for the Period	16,434	16,358	40,518	38,998
Deficit; beginning of Period	4,788,297	4,737,170	4,764,213	4,714,530
Deficit; end of Period	**$4,804,731**	**$4,753,528**	**$4,804,731**	**$4,753,528**
Loss per Share	**$ 0.008**	**$ 0.008**	**$ 0.0020**	**$ 0.00189**

STATEMENT OF CASH FLOWS
(Prepared from Books of Account)
UNAUDITED

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Net Inflow (Outflow) of cash related to the following activities:				
Operating				
Net loss for the period :	($ 16,434)	($ 16,358)	($ 40,518)	($ 38,998)
Items not affecting cash:				
Written off exploration Expenditures	350	375	1,050	924
	(16,084)	(15,983)	(39,468)	(38,074)
Changes in non-cash operating working capital items:				
Accounts receivable	- 0 -	- 0 -	(297)	- 0-
Accounts payable and accrued liabilities	3,072	(15,202)	9,877	(6,421)
	(13,012)	(31,185)	(29,888)	(44,495)
Investing				
Exploration expenditures	(350)	(375)	(1,050)	(924)
Decrease in cash	(13,362)	(31,560)	(30,938)	(45,419)
Cash; beginning of Period	79,493	131,731	97,069	145,590
Cash; end of Period	**$ 66,131**	**$ 100,171**	**$ 66,131**	**$ 100,171**
Supplemental Disclosure of Cash Flow Information				
Cash received from interest	$ 494	$ 692	$ 1,629	$ 1820
Cash interest paid	$ 6	$ 6	$ 19	$ 6